Exhibit 99.1

Mexico City, February 25, 2015.- Volaris (NYSE: VLRS and BMV: VOLAR) is aware of a class action lawsuit filed against the company and certain officers and directors in New York on February 24, 2015, alleging violations of the securities laws of the United States, although it has not been formally served with the lawsuit. The company disputes the allegations in the complaint and will vigorously defend against the lawsuit.

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 130 and its fleet from four to 51 aircraft. Volaris offers more than 235 daily flight segments on routes that connect 36 cities in Mexico and 19 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com